Sullivan & Worcester LLP	T 202 775 1200
1666 K Street, NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

February 25, 2011

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Met Investors Series Trust

(Lord Abbett Growth and Income Portfolio)

-Proxy Statement on Schedule 14A

CIK 0001126087

File No. 811-10183

Dear Ms. White:

This letter reflects responses to your oral comments, which were received on February 17, 2011, regarding the preliminary proxy statement on Schedule 14A of Met Investors Series Trust (the “Trust”), relating to its Lord Abbett Growth and Income Portfolio (the “Portfolio”), which was filed electronically with the Securities and Exchange Commission via EDGAR on February 15, 2011 (Accession No.: 0001193125-11-036820).

Set forth below is each comment and the Trust’s response thereto.

1.	Comment: Pages 3 and 15 include the following sentence: “The Portfolio may not generally rely on the exemptive order with respect to subadvisers that are affiliated with the Adviser.” Either remove the word “generally” from these sentences or explain the circumstances under which the Portfolio may rely on the exemptive order with respect to subadvisers that are affiliated with the Adviser.

Response: The word “generally” has been removed from the sentences on pages 3 and 15.

2.	Comment: Rather than writing out the descriptions of the subadvisory and management fee schedules, put these fee schedules into tabular form.

Response: To the extent practicable, the subadvisory and management fee schedules have been put into tabular form.

3.	Comment: With respect to the management fee, consider including numeric examples showing how the fee is calculated when the Portfolio’s assets cross a threshold in reverse.

Response: Numeric examples showing how the fee is calculated when the Portfolio’s assets cross a threshold in reverse have been added.

EDGAR Operations Division

February 25, 2011

4.	Comment: On pages 6 and 7, the Proxy Statement/Information Statement states in two places that “the amount of the fee retained by the Adviser will increase at some asset levels, decrease at other asset levels and be unchanged at still other asset levels”. Consider deleting this statement the first time it appears.

Response: The requested deletion has been made.

5.	Comment: As required by Item 22(c)(11) of Schedule 14A, on pages 8-9, provide a conclusion for each of the factors that was considered by the Board when approving the amendment to the management agreement and the investment subadvisory agreement. In particular, add a conclusion for the various factors discussed under the heading nature, extent and quality of services.

Response: Disclosure regarding the Board’s conclusions concerning factors addressed in the nature, extent and quality of services portion of the proxy statement have been added.

6.	Comment: Please explain why the amounts in Table 1 on page 15 are different from the amounts in Table A of Appendix A.

Response: Table 1 has been revised to conform to the requirements of Item 22(c)(9) of Schedule 14A, and Table A of Appendix A has been deleted in its entirety.

7.	Comment: Include Tandy language in the response letter.

Response: The requested language is included below.

*        *        *

The Trust acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)	the Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1213.

Very truly yours,

/s/ John L. Chilton

EDGAR Operations Division

February 25, 2011

Enclosure

cc:	Elizabeth M. Forget
Michael P. Lawlor, Esq.
David C. Mahaffey, Esq.